Exhibit 99.23(h)(5)

FTSE KLD Europe Asia Pacific Sustainability Index

Methodology

Index Construction

The eligible universe for the FTSE KLD Europe Asia Pacific Sustainability Index (EAPSI) includes companies that comprise the top 75% of the market capitalization of each sector in each country of the S&P EPAC BMI.

KLD uses a common global rating and analysis system to evaluate the environmental, social and governance (ESG) performance of each company in the eligible universe. KLD then ranks companies by sector peer group according to ESG performance. To generate comparative sector rankings, KLD identifies key ESG performance indicators for each sector and weights them accordingly.

Environmental, Social and Governance Factors

Environment	Social	Governance

Policies and Mgt. Systems	Employees	Governance Structure

Products & Services	Contractors & Supply Chain	Business Ethics

Natural Resource Use	Customers	Transparency & Reporting

Climate Change	Communities & Society	Shareholder Relations

Waste & Emissions

To maintain sector neutrality, the GSIN Committee selects the highest-ranked companies that that comprise 37.5% of the market capitalization of each sector in each region. Due to various constraints, not all regional sectors will hold exactly 37.5% of the available market capitalization.

The EAPSI includes companies from 21 developed market countries in the Europe and Asia Pacific regions but does not control for country representation and is not constrained to match country representation in the underlying universe or in the S&P EPAC BMI.

Index Reconstitution

The EAPSI eligible universe includes companies from 23 developed market countries and is not constrained to match country representation in the eligible universe or in the S&P EPAC BMI.

Index Maintenance

The EAPSI is reconstituted at the beginning of November to reflect changes made to the S&P EPAC BMI, which reconstitutes annually at the beginning of October.

The Committee continually monitors the EAPSI constituents for events that would require changes to index composition. These events include: corporate actions, changes in ESG performance and deteriorating financial quality.

Mergers & Acquisitions

For mergers or acquisitions involving two EAPSI constituents, the resulting entity will remain on the Index. If a constituent company acquires a non-constituent, or if a non-constituent acquires a constituent, the GSIN Committee will evaluate the eligibility of the resulting entity for inclusion on the Index.

Discretionary Removals

On a quarterly basis (January, April, July, and at reconstitution), the GSIN Committee conducts a comprehensive ESG performance review of the holdings of the Index.

The GSIN Committee may remove a company from the Index at any time due to significant deterioration in ESG performance. The GSIN Committee maintains a Watch List comprised of companies whose standing on the Index is tenuous due to a decline in ESG performance.

IPOs

Companies with Initial Public Offerings (IPOs) added to the S&P EPAC BMI between reconstitutions are only considered for the EAPSI at annual reconstitution. This ensures that KLD has sufficient information on the ESG performance of a company upon which to base its decision.

Bankruptcy & Delisting

The GSIN Committee will remove GSIN companies that are liquidated, or undergoing reorganization related to bankruptcy, or delisted from a major stock exchange, following the procedures employed by S&P. Companies are not be eligible for inclusion in the Index until one year after emerging from bankruptcy.

For information on FTSE KLD Global Sustainability Index analytics, licensing and redistribution contact Indexes@kld.com.